SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

American Depositary Shares, evidenced by American Depositary

Receipts, each representing two Ordinary Shares

(Title of Class of Securities)

82859P 10 4(1)

(CUSIP Number)

Jianguo Yang	With a copy to:
Fosun Industrial Co., Limited	Scott Clemens
Level 28	Baker & McKenzie LLP
Three Pacific Place	Suite 3401, China World Tower 2
1 Queen’s Road East	China World Trade Center
Hong Kong	1 Jianguomenwai Avenue
China	Beijing 100004, People Republic of China
(86)(21) 6332 5563	(86)(10) 6535 3971

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  The CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No.	82859P 10 4

1	Name of Reporting Person Fosun Industrial Co., Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,776,676*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,776,676*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,776,676*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.36%*
14	Type of Reporting Person (See Instructions) CO

*  Number of shares is number of Ordinary Shares. Fosun Industrial Co., Limited holds 2,888,338 American Depositary Shares, each representing two Ordinary Shares. Percent of class is based on 107,808,420 Ordinary Shares reported as outstanding as of May 6, 2011 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on May 9, 2011.

Item 1. Security and Issuer

This statement relates to the ordinary shares, par value US$0.01 per share (“Ordinary Shares”) and the American Depositary Shares (“ADSs”, each representing two Ordinary Shares), of Simcere Pharmaceutical Group (the “Issuer”). The ADSs are listed on the New York Stock Exchange under the symbol “SCR ”. The Issuer’s principal executive office is located at No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China.

Item 2. Identity and Background

This statement of beneficial ownership on Schedule 13D is being filed by Fosun Industrial Co., Limited (“Fosun Industrial”), a corporation organized under the laws of Hong Kong, China, pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business address of Fosun Industrial is 28/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China.

•      Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as import and export business. Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceuticals (Group) Co. Ltd (“Fosun Pharma”);

•      Fosun Pharma is a leading Chinese pharmaceutical company listed on the Shanghai Stock Exchange. Fosun Pharma focuses on research, development, production and distribution of pharmaceutical products in China. Fosun Pharma is a subsidiary of, and is beneficially held approximately 48% by Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”);

•      Fosun High Technology, through its subsidiaries, engages in pharmaceuticals and healthcare, property, steel, mining, retail, services and strategic investment businesses in China. Fosun High Technology is a wholly owned subsidiary of Fosun International Limited (“Fosun International”);

•      Fosun International is a Hong Kong holding company, the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 78.2% by Fosun Holdings Limited (“Fosun Holdings”);

•      Fosun Holdings is a holding company without any substantive operations. Fosun Holdings is a wholly owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”); and

•      Fosun International Holdings is a holding company without any substantive operations. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of Ordinary Shares underlying the ADSs held by Fosun Industrial.

The place of organization, principal business address and principal business of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is also set forth in Exhibit 99.1.

During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the ADSs purchased by Fosun Industrial that are the subject of this Schedule 13D was US$25,040,382 (inclusive of brokerage commissions).  US$10,000,000 of the aggregate purchase price was funded through a borrowing by Fosun Industrial under a loan facility established with Standard Chartered Bank (Hong Kong) Limited (“Standard Chartered Bank”) pursuant to a facility letter dated August 7, 2009 with Standard Chartered Bank, and US$10,000,000 of the aggregate purchase price was funded through a borrowing by Fosun Industrial under a term loan facility established with Wing Lung Bank Limited (“Wing Lung Bank”) pursuant to a term loan facility letter dated October 6, 2010 with Wing Lung Bank.  Fosun Industrial used its working capital to fund the remainder aggregate purchase price.

Item 4. Purpose of Transaction

Fosun Industrial acquired the ADSs that are the subject of this Schedule 13D for investment purposes. Fosun Industrial will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Fosun Industrial’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs and Ordinary Shares; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities. Consistent with its investment purpose, Fosun Industrial or its representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer and strategies for enhancing shareholder value.

Except as indicated above, Fosun Industrial has no present plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D. Fosun Industrial reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun Industrial as of August 26, 2011.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun Industrial as of August 26, 2011 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Except insofar as Mr. Guo Guangchang may be deemed to beneficially own the ADSs held by Fosun Industrial, none of the directors and officers of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings or Fosun International Holdings beneficially owns any ADSs.

(c) During the 60 days preceding the filing of this Schedule 13D, Fosun Industrial purchased a total of 380,835 ADSs for cash in open market transactions on the dates and at the weighted average prices per ADS set forth on Exhibit 99.4, which is attached hereto and incorporated herein by reference.

(d) To the knowledge of Fosun Industrial, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Neither Fosun Industrial nor, to Fosun Industrial’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1:	List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial.

Exhibit 99.2:	Facility Letter, dated August 7, 2009, between Fosun Industrial and Standard Chartered Bank

Exhibit 99.3	Term Loan Facility Letter, dated October 6, 2010, between Fosun Industrial and Wing Lung Bank

Exhibit 99.4	Information regarding purchases of the Issuer’s ADSs by Fosun Industrial during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2011

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of the Board of Directors